

September 9, 2019

Richard S. Stoddart
Chief Executive Officer
Innerworkings Inc.
203 North LaSalle Street, Suite 1800
Chicago, Illinois 60601

> **Re: Innerworkings Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 14, 2019**
> **File No. 000-52170**

Dear Mr. Stoddart:

     We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to our comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed on August 14, 2019

Proposal 3: Ratification of an Amendment to the Company's Bylaws, page 9

1.   We note that the forum selection provision in your proposed bylaws includes an exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your disclosures to disclose this information and to state that there is uncertainty as to whether a court would enforce such provision. Please also revise your disclosure to state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations under it. In addition, please advise shareholders of the risk associated

with an exclusive form provision in your bylaws. Such risks may include, but are not limited to, increased costs to bring a claim and that these bylaw provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in your proposed bylaws states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Anderegg, Staff Attorney at 202 551-3342 or Jennifer López, Staff Attorney at 202 551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products